Management's Discussion and Analysis of Financial Condition and
Results of Operations as at April 15, 2006

The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are expressed in U.S. dollars. Additional information is presented to show the difference, which would result from the application of United States generally accepted accounting principles (“U.S. GAAP”) to the Company's financial information. For a reconciliation of the Company's financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. Certain reclassifications may have been made to the prior period’s financial statements to conform to the current period's presentation.

Statements in this annual report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian GAAP. Additional information is presented to show the difference, which would result from the application U.S. GAAP to the Company's financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 16 of the Company's consolidated financial statements included elsewhere in this annual report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements.

Canadian GAAP
	Year Ended December 31,
	2005	2004	2003	2002 (as restated(1))	2001 (as restated(1))
	(in thousands, other than per share amounts)
Revenues	$52	$61	$76	$184	$121

Net Income (loss) operations	(300)	(1,829)	(518)	(365)	(799)
Net Income (loss) per share
Basic	(0.05)	(0.31)	(0.09)	(0.06)	(0.16)
Fully diluted	(0.05)	(0.31)	(0.09)	(0.06)	(0.16)
Total assets	149	797	2,108	2,261	2,638
Net assets	(361)	(49)	2,039	2,119	2,475
Debt	510	847	69	142	163
Shareholders' equity	(361)	(49)	2,039	2,119	2,475
Capital stock	3,456	3,456	3,456	3,456	3,456
Dividends	-	269	-	-	-
Weighted average common stock outstanding, fully diluted (in thousands of shares)	5,934	5,934	5,934	5,934	4,851
_________
(1)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated.

U.S. GAAP
	Year Ended December 31,
	2005	2004	2003	2002 (as restated(1))	2001 (as restated(1))
	(in thousands, other than per share amounts)
Revenues	$52	$61	$76	$184	$121

Net Income (loss)	(389)	(1,848)	(317)	(286)	(799)
Net income (loss) per share
Basic	(0.065)	(0.311)	(0.053)	(0.05)	(0.16)
Fully diluted	(0.065)	(0.311)	(0.053)	(0.05)	(0.16)
Total assets	551	1,101	2,109	1,826	2,806
Net assets	41	254	2,040	1,684	2,643
Debt	510	847	69	142	163
Shareholders' equity	41	254	2,040	1,684	2,643
Capital stock	3,456	3,456	3,456	3,456	3,456
Dividends	-	269	-	-	-
Weighted average common stock outstanding, fully diluted (in thousands of shares)	5,934	5,934	5,934	5,934	4,851

(1)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated

The following selected financial data for the past eight business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(in thousands, other than per share amounts)
Revenues	$6	$4	$2	$40	$(12)	$(16)	$81	$8

Net income (loss)	(95)	36	(81)	(160)	(972)	(594)	(178)	(85)
Net income (loss) per share
Basic	(0.01)	0.006	(0.01)	(0.03)	(0.17)	(0.10)	(0.03)	(0.01)
Fully diluted	(0.01)	0.006	(0.01)	(0.03)	(0.17)	(0.10)	(0.03)	(0.01)
Total assets	149	174	180	227	797	929	1,783	1,964
Net assets	(361)	(265)	(287)	(207)	(49)	876	1,703	1,931
Debt	510	439	467	434	847	54	80	32
Shareholders' equity (deficit)	(361)	(265)	(287)	(207)	(49)	876	1,703	1,931
Capital stock	3,456	3,456	3,456	3,456	3,456	3,456	3,456	3,456
Dividends	-	-	-	-	-	(269)	-	-
Weighted average common stock outstanding, fully diluted shares	5,934	5,934	5,934	5,934	5,934	5,934	5,934	5,934
___________
 During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated. For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements for the year ending December 31, 2003.

Operating Results

The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "cumulative translation adjustment".

Realized investment gains or losses are a recurring element in the Company's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value and variations in amount from period to period have no practical analytical value.

Revenues during fiscal 2005, 2004 and 2003 were generated from the Company's merchant banking operations, investment income from the Company's private equity investments and oil and gas royalties. In fiscal 2005, the Company's revenues decreased to $51,865 compared to revenues of $61,170 and $75,704, respectively for the periods ending December 31, 2004 and 2003.

Expenses decreased to $220,130 in fiscal 2005 compared to $305,135 in fiscal 2004 and $176,804 in fiscal 2003. For the year ended December 31, 2005, general and administrative expenses consisted mainly $111,052 of professional fees of $85,387, regulatory, transfer agent and shareholder communication fees of $13,296 and non-recoverable GST of $8,799. The Company paid management fees of $72,636 and director fees to independent directors of $18,734 during fiscal 2005. During fiscal 2005, the Company borrowed $343,053 from a private company owned by a director of the Company to which interest expense of $15,960 was accrued during the reported period.

During March 2005, the Company settled its litigation with Cybersurf by contributing $601,760, which is recorded as a loss on settlement in Other Income (Expense) for the year ending December 31, 2004, in exchange for a full release of claims and withdrawal of the complaint by Cybersurf. Also included in loss of settlement of lawsuits in Other Income (Expense) for fiscal 2005 are legal expenses associated with the Cybersurf litigation and related regulatory matters of $214,916. The Company entered into the settlement with Cybersurf due largely to the fact that Cybersurf’s ability to pay costs to the defendants, if unsuccessful, was highly questionable. The Company did not admit to any liability or wrongdoing. Please see Note 10 of the financial statements for more information.

During the year ended December 31, 2005 the Company recorded a gain on the sale of long-term investments of $82,903.

The Company reported a net loss of $300,279 in fiscal 2005 compared to a net loss of $1,828,500 in fiscal 2004 and a net loss of $517,555 in fiscal 2003. Basic and diluted loss per common share was $0.05 in 2005 compared to losses of $0.31 and $0.09 in fiscal 2004 and 2003, respectively.

The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

Inflation

The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Foreign Currency

The Company's operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations. During fiscal 2003 the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA (see Note 2 to the Company's consolidated financial statements).

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. The Company has identified certain accounting policies, described below, that are the most important to the portrayal of its current financial condition and results of operations. The significant accounting policies are disclosed in Note 2 to the consolidated financial statements included in this annual report.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Liquidity and Capital Resources

The Company's principal assets consist of cash, marketable securities and loan and receivables. The Company continuously evaluates its existing operations and investigates possible acquisitions of new businesses and dispositions of businesses in order to maximize its ultimate economic value to shareholders. Accordingly, while the Company does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this annual report), further acquisitions, divestitures, investments and changes in capital structure are possible.

The Company's principal sources of funds are its available cash resources, bank financing, public financing and the financial services fees generated from the Company's merchant banking activities and investment gains from the Company's private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

At December 31, 2005, the Company's readily available cash decreased to $14,392 compared to $657,988 at December 31, 2004. Additional sources of liquidity at December 31, 2005 included $112,234 in marketable securities and $21,669 in loan and receivables, compared to $112,818 in marketable securities and $22,561 in loan and receivables at December 31, 2004. The market value of marketable securities as of December 31, 2005 was $367,645, compared to $417,000 at December 31, 2004. Total current assets at December 31, 2005 decreased to $148,295 from $793,367 for the corresponding comparative period.

Long-term investments as of December 31, 2005 were $337 compared to $2,364 for the comparative corresponding period. The market value of long-term investments was $147,513 and $1,212 as of December 31, 2005 and 2004, respectively.

Net cash used in operations of the Company was $740,718 in fiscal 2005 compared to $807,397 and $273,921 during fiscal 2004 and 2003, respectively. The decrease in cash used in fiscal 2005 compared to fiscal 2004 related primarily to reduced operating losses incurred during the year and changes in non-cash working items which used cash of $359,278. During fiscal 2005, the Company borrowed $343,053 from a director of the Company, which was recorded as a change in non-cash working capital item (see Note 7 to the Company's consolidated financial statements).

Investing activities generated cash of $84,929, predominantly from proceeds on the sale of long-term investments during fiscal 2005 compared to investing activities generating cash of $1,103,875 in fiscal 2004 and investing activities using cash of $244,152 in fiscal 2003. Financing activities provided no cash in fiscal 2005, 2004 and 2003.

Financial Position

Total assets of the Company at December 31, 2005 declined to $148,632 compared to $797,472 at December 31, 2004. During fiscal 2004, the Company paid a dividend-in-kind to shareholders.

The Company's liabilities decreased to $509,847 as of December 31, 2005 compared to $846,924 as of December 31, 2004 due largely to the settlement of the Cybersurf litigation, which was reported as an accrued liability as of December 31, 2004.

Shareholders' Equity

Shareholders' deficiency as of December 31, 2005 was $361,215 compared to $49,452 as of December 31, 2004. The Company had 8,183,733 shares issued and outstanding as of December 31, 2005 of which 2,250,219 were held in treasury for cancellation.

Research and Development, Patents and Licenses

Not applicable.

* * *